FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AZ agreement with Aralez for Toprol-XL in US dated 04th October 2016

 This announcement contains inside information

4 October 2016 07:05

ASTRAZENECA ENTERS AGREEMENT WITH ARALEZ
FOR BETA-BLOCKER MEDICINE TOPROL-XL IN THE US

AstraZeneca today announced that it has entered into an agreement with Aralez Pharmaceuticals Trading DAC, a subsidiary of Aralez Pharmaceuticals Inc., for the rights to branded and authorised generic Toprol-XL (metoprolol succinate) in the US. Toprol-XL is a beta-blocker medicine for the control of hypertension (high blood pressure), angina (chest pain) and heart failure. It was first approved in the US in 1992.

Under the terms of the agreement, Aralez will pay AstraZeneca $175 million to acquire the rights to Toprol-XL tablets in the US, and the authorised generic medicine marketed by Par Pharmaceuticals. Aralez will also pay AstraZeneca up to $48 million in milestone and sales-related payments, as well as mid-teen percentage royalties on sales. AstraZeneca will continue to manufacture and supply Toprol-XL and the authorised generic medicine to Aralez.

Mark Mallon, Executive Vice President, Global Product & Portfolio Strategy at AstraZeneca said: "This agreement allows us to focus our resources on our new launches and pipeline of innovative medicines, while working with Aralez, a partner with expertise in cardiovascular disease, to ensure continued patient access to Toprol-XL."

Adrian Adams, Chief Executive Officer of Aralez Pharmaceuticals Inc. said: "We are pleased to be entering into this agreement with AstraZeneca. Toprol-XL represents a strong addition to our growing anchor position in cardiovascular disease. We look forward to helping patients continue to benefit from this important medicine."

Financial considerations
In 2015, US Product Sales for Toprol-XL and the AstraZeneca share from the sale of the authorised generic medicine totalled $89 million. The transaction is expected to complete in the fourth quarter of 2016, subject to customary closing conditions. As AstraZeneca will retain an ongoing interest in Toprol-XL in the US through the ongoing milestones, royalties and product supply, the upfront payment of $175 million, milestones and sales-related payments of up to $48 million and mid-teen percentage royalties will be reported as Externalisation Revenue in the Company's financial statements. The agreement does not include the transfer of any AstraZeneca employees or facilities and does not impact AstraZeneca's financial guidance for 2016.

About Aralez Pharmaceuticals Inc.
Aralez Pharmaceuticals Inc. (NASDAQ: ARLZ) (TSX: ARZ) is a global specialty pharmaceutical company focused on delivering meaningful products to improve patients' lives while creating shareholder value by acquiring, developing and commercialising products primarily in cardiovascular, pain and other specialty areas. Aralez's Global Headquarters is in Mississauga, Ontario, Canada, the U.S. Headquarters is planned to be in Princeton, NJ and the Irish Headquarters is in Dublin, Ireland. More information about Aralez can be found at www.aralez.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory, Cardiovascular & Metabolic Diseases, and Oncology. The Company is also selectively active in Neuroscience and Autoimmunity. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Neuroscience & Autoimmunity	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 October 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary